Exhibit 1
                                                                    ------------
FOR IMMEDIATE RELEASE                                           16 November 2006


                                  WPP GROUP PLC

                           Directors' Share Interests

WPP Group plc ("WPP") made on 15 November 2006 the following awards over ordinary shares in WPP to executive directors of WPP pursuant to the WPP Group plc 2004 Leadership Equity Acquisition Plan ("LEAP").

To qualify for these awards, the directors are required to maintain an interest in WPP shares ("Investment Shares") until 31 December 2010. The awards consist of rights to receive further WPP shares ("Matching Shares") without payment, the number of Matching Shares being determined according to the relative performance of the total shareholder return of WPP against that of key competitors (the Peer Group) over the five-year performance period. Dependant on relative performance to the Peer Group, the final award will be between zero and five times the number of Investment Shares.

Mark Read has been awarded rights to receive up to a maximum of 82,625 Matching Shares in WPP subject to his retaining 16,525 Investment Shares until 31
December 2010. From the 2005 LEAP awards, Mr Read has previously been awarded rights to receive up to a maximum of 50,850 Matching Shares in WPP subject to retaining 10,170 Investment Shares until 31 December 2009.

Mr  Read's  current   beneficial   holding  in  WPP  is  8,664  ordinary  shares
representing 0.001% of the issued share capital of WPP.

Paul Richardson has been awarded rights to receive up to a maximum of 330,510 Matching Shares subject to his retaining 66,102 Investment Shares until 31 December 2010. From the 2004 and 2005 LEAP awards, Mr Richardson has previously been awarded rights to receive up to a maximum of 530,682 Matching Shares in WPP subject to retaining 30,973 Investment Shares to 31 December 2008 and 81,358 Investment Shares to 31 December 2009.

Mr Richardson's current beneficial holding in WPP is 188,176 ordinary shares representing 0.015% of the issued share capital of WPP.

Sir Martin Sorrell has been awarded rights to receive up to a maximum of 782,680 Matching Shares subject to his retaining 156,536 Investment Shares until 31 December 2010. From the 2004 and 2005 LEAP awards, Sir Martin has previously been awarded rights to receive up to a maximum of 5,146,634 Matching Shares in WPP subject to retaining 1,032,416 Investment Shares to 31 December 2008 and 203,394 Investment Shares to 31 December 2009.

Sir Martin Sorrell and connected persons are currently interested in a total of 13,644,401 ordinary shares representing 1.099% of the issued share capital of WPP.